UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June, 2019
Commission File Number 1-10928
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INTERTAPE POLYMER GROUP INC.
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9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: June 6, 2019	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Announces Results of Annual and Special Meeting of Shareholders
MONTREAL, QUEBEC and SARASOTA, FLORIDA - June 6, 2019 - Intertape Polymer Group Inc. (TSX:ITP) (“IPG” or the “Company”) today announced the voting results from its annual and special meeting of shareholders (the “Meeting”) held on June 6, 2019.
All eight nominees listed in its management information circular dated April 24, 2019 were elected as Directors of the Company at the Meeting. The results of the vote are set out below:

Name of Nominee	Votes for	%	Votes Withheld	%
Robert M. Beil	42,648,547	95.43	2,040,411	4.57
Frank Di Tomasso	43,881,202	98.19	807,756	1.81
Robert J. Foster	44,049,867	98.57	639,091	1.43
James Pantelidis	43,165,951	96.59	1,523,007	3.41
Jorge N. Quintas	43,651,676	97.68	1,037,282	2.32
Mary Pat Salomone	44,106,767	98.70	582,191	1.30
Gregory A. C. Yull	44,243,879	99.00	445,079	1.00
Melbourne F. Yull	44,239,760	98.99	449,198	1.01

The complete biographies of the elected Directors and further details about the Company’s corporate governance practices are available at www.itape.com.
At the Meeting, Raymond Chabot Grant Thornton LLP was re-appointed as auditor of the Company.
The shareholders adopted a resolution accepting, in an advisory, non-binding capacity, the Company’s approach to executive compensation disclosed under “Compensation of Executive Officers and Directors - Compensation Discussion and Analysis” in the Company’s management information circular dated April 24, 2019.
Shareholders also adopted resolutions to approve the adoption of a new Executive Stock Option Plan of the Company and to approve the continuation of the shareholder rights plan agreement of the Company.
About Intertape Polymer Group Inc.
Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Québec and Sarasota, Florida, the Company employs approximately 3,500 employees with operations in 30 locations, including 22 manufacturing facilities in North America, three in Asia and one in Europe.

For more information about IPG, visit www.itape.com.

FOR FURTHER INFORMATION CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com